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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A
                                 AMENDMENT NO. 1
                         (RELATING TO FILE NO. 1-15959)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                    THQ INC.
             (Exact name of registrant as specified in its charter)

                 Delaware                                 13-3541686
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

      27001 Agoura Road, Suite 325
       Calabasas Hills, California                          91301
(Address of principal executive offices)                  (Zip Code)

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        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered
-------------------                            ------------------------------
Preferred Stock Purchase Rights                NASDAQ

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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act: None
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        As of June 21, 2000, THQ Inc. (the "Company") entered into a Rights
Agreement (the "Original Rights Agreement") with American Stock Trust & Transfer Company (the "Original Rights Agent"). However, as of May 1, 2001, pursuant to, and in accordance with, Section 21 of the Original Rights Agreement, the Company removed the Original Rights Agent and appointed Computershare Investor Services, LLC as its successor (the "Rights Agent"). As of May 1, 2001, the Company and the Rights Agent and its successors entered into the Amended and Restated Rights Agreement (the "Amended and Restated Rights Agreement"). The Company hereby amends Items 1 and 2 of its Registration Statement on Form 8-A (File No. 1-15959), filed with the Securities and Exchange Commission (the "Commission") on June 22, 2000, as set forth below.


ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        On June 21, 2000, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock, par value $.01 per share ("Common Stock"), to stockholders of record at the close of business on July 3, 2000. Each Right entitles the registered holder to purchase from the Company a unit consisting of 1/100 of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $100.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement.

        Initially, the Rights will be attached to all Common Stock certificates evidencing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

        Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after July 3, 2000, will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock evidenced by such certificate.

        Pursuant to the Amended and Restated Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on June 21, 2010, unless earlier redeemed by the Company as described below.

        As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights certificates alone will evidence the Rights. Except as otherwise provided in the Amended



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and Restated Rights Agreement, only shares of Common Stock issued prior to the
Distribution Date will be issued with Rights.

        In the event that, (i) at any time following the Distribution Date, a Stock Acquisition Date occurs, or (ii) a Distribution Date occurs following a Stock Acquisition Date (each such occurrence, an "Event"), the holder of each Right will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. If the number of shares of Common Stock authorized for issuance is insufficient for this purpose, then the Board is required to substitute cash, property or other securities of the Company for the Common Stock. Notwithstanding the foregoing, following the occurrence of an Event, all Rights that are or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of an Event until such time as the Rights are no longer redeemable by the Company, as set forth below.

     For example, at an exercise price of $100.00, per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an Event would entitle its holder to purchase $200.00 worth of Common Stock (or other consideration, as noted above) for $100.00. Assuming that the Common Stock had a per share value of $50.00 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $100.00.

        In the event that, at any time following the Stock Acquisition Date and the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation,
(ii) the Company is acquired in a merger or other business combination transaction in which the Company is the surviving corporation and all or part of the Common Stock is converted into securities of another entity, cash or other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

        The purchase price payable, and the number of shares of Preferred Stock or amount of other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

        At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or 1/100 of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).



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        In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of the Board of Directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

        The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

        A copy of the Amended and Restated Rights Agreement is available free of charge from the Rights Agent. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is attached hereto as Exhibit 1 and hereby incorporated herein by reference.

ITEM 2. EXHIBITS.

Exhibit
Number                                         Description of Document
------                                         -----------------------
1                               Amended and Restated Rights Agreement, dated as
                                of May 1, 2001 between the Company and
                                Computershare Investor Services, LLC, as Rights
                                Agent, which includes the form of Certificate of
                                Designation setting forth the terms of the
                                Series A Junior Participating Preferred Stock as
                                Exhibit A, the form of Rights Certificate as
                                Exhibit B and the Summary of Rights to Purchase
                                Preferred Stock as Exhibit C.



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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           THQ INC.



                                           By:       /s/ FRED A. GYSI
                                              ---------------------------------
                                              Name:  Fred A. Gysi
                                              Title: Senior Vice President -
                                                     Finance and Administration,
                                                     Chief Financial Officer and
                                                     Secretary

Date:  May 14, 2001



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